EXHIBIT 22

LIST OF SUBSIDIARY GUARANTORS

SESI, L.L.C. (the Issuer), a 100% owned subsidiary of Superior Energy Services, Inc. (the Parent), has $500 million of 7.75% senior unsecured notes due 2024 (the SESI 2024 notes).  The Parent, along with certain of its direct and indirect 100% owned domestic subsidiaries (the subsidiary guarantors and together with the Parent, the guarantors), have entered into guarantees of the SESI 2024 notes outstanding.  The following is a list of subsidiary guarantors: